Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

October 29, 2018

Professor Dr. Gregor Zünd appointed for the Supervisory Board of Fresenius Medical Care

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today announced that the request of Fresenius Medical Care to appoint Prof. Dr. Gregor Zünd as new member of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA has been granted by the responsible court. As requested, the term of office of Professor Zünd is limited until the end of the next ordinary Annual General Meeting in May 2019. The Supervisory Board of Fresenius Medical Care AG & Co. KGaA believes that his extensive experience and outstanding expertise qualify Professor Zünd for this position and will propose the next Annual General Meeting to approve his appointment to the Supervisory Board.

Professor Zünd, 59, is Chief Executive Officer of the University Hospital of Zürich since 2016. As Director of Research and Education he has been member of the hospital’s Executive Board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Professor Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is Professor ad personam at the University of Zurich.

The special election became necessary after the previous Chairman of the Supervisory Board of Fresenius Medical Care & Co. KGaA, Dr. Gerd Krick, stepped down from the Supervisory Board at the end of this year’s Annual General Meeting. The Supervisory

Board subsequently elected Dr. Dieter Schenk, previously the Deputy Chairman of the Supervisory Board, as Chairman.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,815 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 325,188 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.